December 11, 2024

David Thompson
Chief Financial Officer
Trillion Energy International Inc.
838 West Hastings Street, Suite 700
Vancouver, British Columbia
V6C 0A6 Canada

       Re: Trillion Energy International Inc.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed May 7, 2024
           File No. 000-55539
Dear David Thompson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation